Enterra Energy Trust Notice of Third Quarter 2007

Results and Conference Call Details

Calgary, Alberta – (Marketwire – November 9, 2007) – Enterra Energy Trust (“Enterra” or the “Trust”) (TSX: ENT.UN, NYSE: ENT) will announce its third quarter 2007 financial and operating results on Tuesday, November 13 after market closing.  A conference call has been scheduled for Wednesday, November 21 at 9:00 a.m. MT (11:00 a.m. ET) to discuss these results, as well as recent activities and the outlook for the Trust.

To access the call, please dial  866-542-4236 or 416-641-6126.  A live audio webcast of the conference call will be available on the home page of our website at www.enterraenergy.com.

A replay of the conference call will be available until 11:59 p.m. MT, Wednesday, November 28, 2007.  The replay may be accessed on Enterra’s website in the Investor Relations section, or by dialing 800-408-3053 or 416-695-5800, followed by passcode 3240655#.

For further information please contact:

Kristin Mason
Investor Relations Coordinator
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com